Exhibit 5.1

April 25, 2018

MoneyOnMobile, Inc.

500 North Akard Street, Suite 2850

Dallas, Texas 75201

Re: Registration Statement on Form S-1 (Registration No.: 333-223935)

Ladies and Gentlemen:

We have acted as counsel for MoneyOnMobile, Inc. (the “Company”) in connection with the preparation and filing of that certain Registration Statement on Form S-1, filed with the Securities and Exchange Commission on March 23, 2018, as amended by Amendment No. 1 filed on April 25, 2018 (the “Registration Statement”), under the Securities Act of 1933, as amended, with respect to the registration of an aggregate of non-transferable subscription rights to acquire (“Rights”) up to $10 million or 1,750,000 shares of the Company’s common stock, par value $0.001 (“Common Stock”), to be distributed by the Company without consideration in connection with a rights offering (the “Rights Offering”) to holders of shares of Common Stock and the Company’s preferred stock, par value $0.001.

In connection with the foregoing, we have examined such documents, corporate records and other instruments as we have deemed necessary or appropriate in connection with this opinion. Based upon the foregoing and subject to compliance with the process set forth in the Registration Statement for exercise of the Rights, we are of the opinion that the Common Stock, when offered, sold and issued, will be validly issued, fully paid and non-assessable.

We hereby consent to the use and filing of this opinion as an exhibit to the Registration Statement as filed with the Securities and Exchange Commission and to the reference to our firm under the heading “Legal Matters” in the Prospectus and the Registration Statement.

Very truly yours,

/s/ Sichenzia Ross Ference Kesner LLP
Sichenzia Ross Ference Kesner LLP

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